Exhibit 99.1

posco 2018 3Q Earnings Release October 23, 2018 With POSCO

Disclaimer
This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the third quarter of 2018. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process.
This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions.
The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

Parent Performance (Production/Sales)
Production and Sales Volume Increased, Upward Trend of Sales Price Continued
(thousand tons, thousand KRW/ton)

	3Q 17	2Q 18	3Q 18	QoQ		[QoQ Analysis]
Crude Steel Production	9,755	9,377	9,565	+188	Crude steel and product production increased on more
					production days and completion of plant maintenance in
					Gwangyang Works
Product Production	9,026	9,027	9,096	+69	· Crude Steel : P) +43, G) +145 thousand tons
					· Product	: P) -5, G) +73 thousand tons
STS	518	534	540	+6
					Sales volume increased on larger volume of production
Product Sales	8,961	8,960	8,983	+23	and export
					· HR (-7k tons) : G) #4HR rationalization
					· CR (+48k tons) : Maintenance projects completed (5.11~6.27)
STS	521	528	518	-10
					Product price raised
Carbon Steel ASP	687	730	747	+17	· Carbon Steel (+17k KRW/ton) : Plate and HR prices went up
					· Stainless Steel (+29k KRW/ton)
WP Sales Ratio (%)	53.2	55.6	54.2	-1.4%p
					WP sales ratio lowered due to increased sales of HR and
					plate, domestic sales ratio fell to maximize shipment
Export Ratio (%)	46.3	42.5	44.7	+2.2%p	responding to EU safeguard
					· WP Sales Volume	: (’18.2Q) 4,663 g (’18.3Q) 4,585k tons
Product Inventory	991	1,070	1,126	+56	· Domestic Sales Ratio : (’18.2Q) 57.5% g (’18.3Q) 55.3%

*P) Pohang Works, G) Gwangyang Works 3
2018 3Q Earnings Release October 23, 2018

Parent Performance (P/L)
Achieved Highest Quarterly Earnings—Revenue, OP, NP since 2012

(billion KRW)
	3Q 17	2Q 18	3Q 18	QoQ		[QoQ Analysis]
Revenue	7,255	7,705	7,906	+201	Operating profit went up by 273 billion KRW (33%h)
					supported by increased sales price and decreased raw
					material costs		Decreased Raw
							Material Costs and
Cost of Goods Sold	6,083	6,431	6,354	-77	Sales Price Sales Volume Other Expenses
					+164		+14	+95 +273 bn KRW
Gross Profit	1,172	1,274	1,552	+278
								’18.3Q
					’18.2Q
(Gross Margin)	(16.2%)	(16.5%)	(19.6%)		822			1,095
SG&A	451	452	457	+5	Net profit leaped by 311 billion KRW on increased
					operating profit, reimbursement impact of LNG
					value-added tax
Operating Profit	722	822	1,095	+273
					· Operating profit			+273 bn KRW
					· Impact of LNG value-added tax reimbursement +256 bn KRW
(Operating Margin)	(9.9%)	(10.7%)	(13.8%)		· Dividend income			-44 bn KRW
					· Corporate income tax			-173 bn KRW
Non-Operating Profit	197	-33	87	+120
					[Financial Structure]
							17.4%	19.9%
Net Profit	730	580	891	+311	Liabilities	16.3%
					Ratio
(Net Margin)	(10.1%)	(7.5%)	(11.3%)		Net Debt	-1,268	-2,243	-3,447 bn KRW
						’17.3Q	’18.2Q	’18.3Q
									4

2018 3Q Earnings Release October 23, 2018

Consolidated Performance (P/L)
Operating Profit Leaped on Domestic Steel and Energy Segments

(billion KRW)
	3Q 17	2Q 18	3Q 18	QoQ	[QoQ Analysis]
Revenue	15,036	16,083	16,411	+328	Strongest earnings since 2011 supported by domestic
Gross Profit	1,999	2,164	2,390	+226	steel and energy businesses
					· Steel (+271bn KRW) : Mainly from POSCO and PT.KP
(Gross Margin)	(13.3%)	(13.5%)	(14.6%)
					· Non-Steel(-5bn KRW) : Energy segment showed strong performance
SG&A	873	912	859	-53	while gasfield earnings weakened
					Aggregated Operating Profit by Segment
Operating Profit	1,126	1,252	1,531	+279
					(bn KRW)	2Q18	3Q18	QoQ
(Operating Margin)	(7.5%)	(7.8%)	(9.3%)		Steel	1,024	1,295	+271
Non-Operating Profit	-51	-93	122	+215	POSCO	822	1,095	+273
					Overseas Steel	155	150	-5
Share of Profit(Loss) of	54	-56	44	+100
Equity-accounted Investees					Non-Steel	293	288	-5
Finance Income and Costs	103	-174	-251	-77	Total	1,317	1,583	+266
Foreign Currency Transaction &
Translation Gain(Loss)	5	-150	-103	+47	Net profit improved on operating profit and equity-
					method gains
Net Profit	907	580	1,058	+478
					Operating profit			+279 bn KRW
(Net Margin)	(6.0%)	(4.0%)	(6.4%)		· Reimbursement impact of LNG value-added tax			+256 bn KRW
					· Equity- method gains			+100 bn KRW
Profit Attributable to Owners					Increase of corporate income tax and others			-157 bn KRW
of the Controlling Company	869	545	1,020	+475
									5

2018 3Q Earnings Release October 23, 2018

Aggregated Earnings by Segment

									(billion KRW)
		Revenue		Operating Profit				Net Profit
Segment
	3Q 17	2Q 18	3Q 18	3Q 17	2Q 18	3Q 18	3Q 17	2Q 18	3Q 18
Steel	11,919	12,724	12,992	912	1,024	1,295	755	668	957
Trading	8,477	9,507	10,021	93	140	88	13	-6	36
E & C	1,821	1,824	1,886	32	86	99	31	38	22
Energy	439	450	495	60	12	35	10	8	23
I C T	236	222	224	15	16	12	34	-44	7
Chemicals/
	667	748	748	39	39	54	27	30	36
Materials, etc.
Total	23,559	25,475	26,366	1,151	1,317	1,583	870	694	1,081
										6

2018 3Q Earnings Release October 23, 2018

Consolidated Performance (B/S)
Current Ratio Improved on Increase of Cash Balance & Inventories

						(billion KRW)
	3Q 17	2Q 18	3Q 18	QoQ		Remarks
Current Asset	30,895	33,348	35,395	+2,047		• POSCO Cash Balance(+2,185bn KRW)
Cash Balance*	8,548	9,569	11,723	+2,154		: Issuance of long-term bond (1bn KRW)
						• A/R and inventories went up on
Accounts Receivable	9,759	9,661	9,829	+168		increased sales price and production
Inventories	9,820	10,639	10,911	+272
Current Ratio (%)	167.7	167.2	175.5	+8.3	%p
Non-Current Asset	49,086	46,587	45,948	-639
Other Long-term Financial Assets**	3,152	2,741	2,743	+2		• PP&E : Acquisition (+349bn KRW),
PP&E	32,614	31,426	31,040	-386		Depreciation (-735bn KRW)
Total Assets	79,981	79,935	81,343	+1,408
Liabilities	32,407	32,266	33,270	+1,004
Current Liabilities	18,423	19,939	20,166	+227		• Interest-bearing debt
Non-Current Liabilities	13,985	12,327	13,104	+777		: POSCO (+982bn KRW),
						PT.KP(-114bn KRW)
(Interest-bearing Debt)	22,470	21,270	22,068	+798
Liabilities Ratio (%)	68.1	67.7	69.2	+1.5	%p
Equity	47,574	47,669	48,073	+404		• Net Profit (+1,058bn KRW),
						P-Energy hybrid bond repayment
Owners of the controlling company	43,774	43,933	44,694	+761		(-360bn KRW), etc.
* Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities
** Includes other receivables							7

2018 3Q Earnings Release October 23, 2018

Domestic Subsidiaries (Parent-based)

POSCO Daewoo					POSCO E&C				(billion KRW	)
◾ While trading recorded strong revenue, gasfield profit decreased					◾ Non-construction segment supported operating profit to be
due to pipeline repair in China					maintained at last quarter level
- Myanmar gas sales volume reduced by 69% QoQ					- Accumulated new order-taking in 3Q : 7.8 trillion KRW (YoY +0.7 trillion KRW)
	3Q 17	2Q 18	3Q 18	QoQ		3Q 17	2Q 18	3Q 18	QoQ
Revenue	5,110	5,688	6,099	+411	Revenue	1,600	1,647	1,712	+65
Operating Profit	91	113	61	-52	Operating Profit	27	87	89	+2
Net Profit	33	37	25	-12	Net Profit	19	67	36	-31
* Pipeline repair to be completed on Nov 15 with gasfield profit back to normal					* New orders in 3Q : Busan Geojeong Block 5 development project, etc.
POSCO Energy					POSCO Chemtech
◾ Earnings improved due to increased power sales price for peak					◾ Operating profit increased as chemicals sales price hiked
season and expanded off-gas power generation volume
					- Chemicals(tar) price increase : 198 g 240 thousand KRW/ton (QoQ +21%)
- LNG CP price increase : 5.4 g 10.9 KRW/kWh (QoQ +102%)
	3Q 17	2Q 18	3Q 18	QoQ		3Q 17	2Q 18	3Q 18	QoQ
Revenue	406	417	460	+43	Revenue	298	324	335	+11
Operating Profit	51	3	24	+21	Operating Profit	25	20	32	+12
Net Profit	28	-5	11	+16	Net Profit	20	16	23	+7
					*PMCTech 3Q performance : Revenue 71, Operating Profit 36, Net Profit 33 bn KRW						8

2018 3Q Earnings Release October 23, 2018

Overseas Subsidiaries (Parent-based)

PT. Krakatau POSCO					Zhangjiagang STS (ZPSS)				(million USD	)
◾ Highest quarterly profits on sales price increase, weaker raw material					◾ Earnings improved on weaker Ni price despite sales volume decrease
price and larger plate sales volume					- LME Ni price : U$/ton15,111 (Jun) g 13,371 (Sep)
	3Q 17	2Q 18	3Q 18	QoQ		3Q 17	2Q 18	3Q 18	QoQ
Revenue	360	444	452	+8	Revenue	666	729	674	-55
Operating Profit	8	50	63	+13	Operating Profit	48	2	3	+1
Net Profit	-31	7	22	+15	Net Profit	34	2	5	+3
* Turned net profit accumulated from Jan. to Sep. (13 million USD)
POSCO Maharashtra					POSCO SS VINA
◾ Earnings reduced due to decreased sales volume in rainy season					◾ Sales volume declined on weaker domestic demand while export
and feedstock price hike					increased
- Sales volume (QoQ -37k tons), feedstock price (QoQ +15 U$/ton)					- Sales volume : 247g236k tons (QoQ domestic sales -21.4, export +10.6k tons)
	3Q 17	2Q 18	3Q 18	QoQ		3Q 17	2Q 18	3Q 18	QoQ
Revenue	310	384	361	-23	Revenue	107	150	147	-3
Operating Profit	10	38	24	-14	Operating Profit	-3	-8	-8	-
Net Profit	1	8	-5	-13	Net Profit	-7	-14	-15	-1
											9

2018 3Q Earnings Release October 23, 2018

2018 Business Plan

				(trillion KRW, million tons)
Business Plan		2017	(A)	2018(E)
	Revenue	28.6		30.7
	Crude Steel Production	37.2		37.7
Parent	Product Sales	34.7		35.8
	Capex	1.7		3.0
	Debt	3.9		4.2
	Revenue	60.7		64.8
Consolidated	Capex	2.6		3.7
	Debt	21.1		20.9

10
2018 3Q Earnings Release October 23, 2018

(Appendix) Global Steel Demand

			Chinese Steel Market									Demand by Region
		“Strong price trend will continue supported by winter production curtailment”									“Global demand forecast to grow 1.4% in 2019 on sound growth of emerging market”
✓	Supply is tight due to increasing demand, reducing trend of production and low inventory									✓	Developed countries continue to see gradual demand recovery, but auto and other consumptions will slow to drag steel demand growth at 1% range
	- Chinese crude steel production went up by 7.8% during ’18.1~8, inventory maintained at last year level									✓	Despite trade risks, India and Southeast Asian countries will grow at 6~7% in 2019 on continued expansion of infrastructure investment
✓	Winter cut started 1 month earlier than last year mainly in Heibei Province (‘18.10.1~’19.3.31), production regulation is tightened - Chinese Ministry of Ecology and Environment announced ‘Air pollution control plan for winter’ (‘18.9)									✓	Chinese demand increased in 2018 due to positive real estate but in 2019, steel demand will stay the same due to trade dispute with the U.S. and absence of economic stimulus						market,
China’s Steel Price/Inventory										Steel Demand Outlook						(million tons)
	651	660			665 662
			627	625			632	637 635			Region	2016	2017	2018(f)	YoY	2019(f)	YoY
					HR Domestic Price						U.S.	91.9	97.7	99.9	2.3%	101.2	1.3%
		16.2	18.0			(U$/ton)					EU	157.6	163.0	166.8	2.2%	169.4	1.7%
				14.2				Steel Inventory
								(million tons)			China	681.0	736.8	781.0	6.0%	781.0	0.0%
	9.7				10.8 10.3		9.9	10.0 10.0
											India	83.6	88.7	95.4	7.5%	102.3	7.3%
											ASEAN	74.1	71.0	73.7	3.8%	78.3	6.2%
											MENA	72.6	71.7	73.7	2.8%	75.3	2.2%
‘18.1		2	3	4	5	6	7	8	9		World	1,520	1,595	1,658	3.9%	1,681	1.4%
* Bloomberg(2018.10), China Federation of Logistics & Purchasing(2018.10)										* World Steel Association(2018.10)

2018 3Q Earnings Release October 23, 2018

(Appendix) Domestic Steel Demand

Demand Industry Outlook
	Automobile					Shipbuilding			Construction
✓ Temporary drop in special consumption tax affected consumer sentiment but production slipped due to closure of GM Korea Gunsan plant and slow export				✓ Continue to recover supported by Korean shipbuilders’ increasing new orders taking up 45% of global total in 2018				✓ Concern over weakening construction investment continues due to contraction in real estate market and lack of public projects
Production			(thousand cars)	New Orders			(million GT)	Construction Investment
	1,042		999	7.7		6.8	6.0	1.8%			(YoY)
963		895			4.9				-1.5%	-1.4%
-1.8%
2018.1Q	2Q	3Q	4Q	2018.1Q	2Q	3Q	4Q	2018.1Q	2Q	3Q	4Q
				* Clarkson(2018.10), POSRI(2018.10)				*Bank of Korea(2018.9) , POSRI(2018.10)
* Korea Automobile Manufacturers Association(2018.10), POSRI(2018.10)

Steel Supply and Demand
									(million tons)
	2015	2016	2017	2018(f)
					1Q	2Q	3Q	4Q	YoY
Nominal Consumption	55.8	57.1	56.4	53.1	13.2	13.6	13.0	13.3	- 3.1%
Export	31.6	31.0	31.7	30.8	7.9	7.8	7.8	7.4	- 1.3%
Production	74.1	74.3	77.2	75.5	18.8	19.2	18.8	18.8	- 1.0%
Import	13.2	13.7	10.9	8.4	2.2	2.2	2.1	1.9	- 14.9%
Including Semi-Product	22.1	23.7	19.7	14.5	4.1	3.8	3.4	3.2	- 16.6%

* POSRI(2018.10) 12
2018 3Q Earnings Release October 23, 2018

(Appendix) Raw Materials Outlook

			Iron Ore									Coking Coal
2018.3Q	· Positive steel market and decreasing Chinese steel mill and port inventories push iron ore price upward although uncertainties associated with trade disputes are ongoing								2018.3Q · Since then, demand for hard coking coal strengthened as	· As summer off-peak season starts, spot purchase slowed and coal price fell to U$170/ton end July
Chinese and Indian mills increased production to push the coal
	· 3Q average iron ore price marked U$67/ton									price to U$200/ton range
		“4Q fine ore price outlook : U$67~73/ton”									“4Q HCC price outlook : U$196~205/ton”
2018.4Q	· As steel production is expected to decrease due to environment regulation during winter in China(’18.10.1~’19.3.31), iron ore								2018.4Q	· Higher coal price is expected at U$200/ton range due to production disruption for hard coking coal in Australia,
	demand is forecast to weaken										continued shipment delay at ports and restocking demand
	· However, strong steel market will sustain iron ore price combined with seasonality to trend around U$60/ton										from steel makers to prepare for winter shortage of coal
[Iron Ore Price]								(US$/ton)	[Coking Coal Price]								(US$/ton)
	86									285
229
70			71		74		67	67~73	200		191		204		190		196~205
		63		66		65						189				189
2016 2017 2017 2017				2017 2018		2018 2018		2018	2016	2017	2017	2017	2017	2018	2018	2018 2018
4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q(f)	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q(f)

*62% Fe IODEX CFR China (Quarterly Average Spot Price) *Premium LV HCC FOB Australia (Quarterly Price) 13
2018 3Q Earnings Release October 23, 2018

(Appendix) Parent-based Earnings (P/L)

	3Q Operating Profit Increased by 52% YoY, 33% QoQ
(billion KRW)
			2017					2018
	1Q	2Q	3Q	4Q		1Q	2Q	3Q	QoQ	YoY
Revenue	7,067	7,134	7,255	7,097	28,554	7,761	7,705	7,906	+201	+651
Cost of Goods
Sold	5,843	6,133	6,083	5,774	23,833	6,290	6,431	6,354	-77	+271
Gross Profit	1,224	1,001	1,172	1,323	4,721	1,471	1,274	1,552	+278	+380
(Gross Margin)	(17.3%)	(14.0%)	(16.2%)	(18.6%)	(16.5%)	(19.0%)	(16.5%)	(19.6%)
SG&A	429	416	451	523	1,819	455	452	457	+5	+6
Operating Profit	795	585	722	800	2,903	1,016	822	1,095	+273	+373
(Operating Margin)	(11.3%)	(8.2%)	(9.9%)	(11.3%)	(10.2%)	(13.1%)	(10.7%)	(13.8%)
Non-Operating	275	66	197	-86	452	37	-33	87	+120	-110
Profit
Net Profit	840	509	730	467	2,546	769	580	891	+311	+161
(Net Margin)	(11.9%)	(7.1%)	(10.1%)	(6.6%)	(8.9%)	(9.9%)	(7.5%)	(11.3%)

14
2018 3Q Earnings Release October 23, 2018

(Appendix) Yearly Earnings (P/L)
Continuously Improved since 2015 and Recorded the Strongest Earnings since 2011

[trillion KRW]
6.00							Consolidated OP
5.00
Parent OP
4.00
Consolidated NP
3.00
Parent NP
2.00
1.00
0.00
‘11	‘12	‘13	‘14	‘15	‘16	‘17	‘18
-1.00
* 2018 earnings are annualized
15

2018 3Q Earnings Release October 23, 2018